FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE First Quarter 2007– Market Information

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
THE FIRST QUARTER MARCH 31, 2007

HIGHLIGHTS FOR THE PERIOD
[All figures in Chilean Pesos]

  Operating Revenues increased 12.6% to Ch$1,072,808 million, as a consequence of 18.1% higher revenues in generation and transmission business and of 9.5% higher revenues in distribution business.
  Operating Margin grew 24.6%, reaching Ch$411,966 million.
  EBITDA grew 22.6% reaching Ch$464,029 million.
  Energy demand continued growing in all our subsidiaries in the operating countries, as follows

•	Chile	5.1%
•	Argentina	8.8%
•	Brasil	3.7%
•	Colombia	8.1%
•	Perú	6.9%
  Physical sales continued growing, with increases of 6.3% in distribution and 8.0% in generation.
  Our client base in distribution continue growing, increasing as of March, 2007 by 375 thousand new customers.

  Energy losses, at aggregate level, diminished from 11.3% to 11.1%.

  Enersis’ Chilean stock price increased 39.7% and ADR grew 37.4%, reaching Ch$176.00 and US$16.29 respectively.

  Our market capitalization reached Ch$5,746,605 million, achieving a significant improvement of 39.7%.

  As of April 18th, 2007, a new node price was published by the authority, to be effective for the period within May and October 2007, reaching US$73.17 per MWh, revealing an increase of 8.7%.

Pg. 1

PRESS RELEASE First Quarter 2007– Market Information

TABLE OF
CONTENTS

HIGHLIGHTS FOR THE PERIOD	1

TABLE OF
CONTENTS	1

GENERAL INFORMATION	4
SIMPLIFIED ORGANIZATIONAL STRUCTURE	5

MARKET INFORMATION	6
EQUITY MARKET	6
MARKET PERCEPTION	9
DEBT MARKET	9

RISK RATING CLASSIFICATION	10
CORPORATE RISK RATING CLASSIFICATION:	10
DOMESTIC RISK RATING CLASSIFICATION:	10

CONSOLIDATED INCOME STATEMENT	11
UNDER CHILEAN GAAP, MILLION CH$	11
UNDER CHILEAN GAAP, THOUSAND US$	12

CONSOLIDATED INCOME STATEMENT ANALYSIS	12
NET INCOME	13
OPERATING INCOME	13
NON OPERATING INCOME	14
EVOLUTION OF KEY FINANCIAL RATIOS	14

CONSOLIDATED BALANCE SHEET	16
ASSETS UNDER CHILEAN GAAP, MILLION CH$	16
ASSETS UNDER CHILEAN GAAP, THOUSAND US$	17
LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$	18
LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$	19

CONSOLIDATED BALANCE SHEET ANALYSIS	20
DEBT MATURITY WITH THIRD PARTIES, MILLION CH$	22
DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$	22

CONSOLIDATED CASH FLOW	23
UNDER CHILEAN GAAP, MILLION CH$	23
UNDER CHILEAN GAAP, THOUSAND US$	25

CONSOLIDATED CASH FLOW ANALYSIS	27
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE (*)	28
CAPEX AND DEPRECIATION	29

ANALYSIS OF THE EXCHANGE RISK AND THE INTEREST RATE	30

Pg. 2

PRESS RELEASE First Quarter 2007– Market Information

ARGENTINA	31

GENERATION	31
Costanera	31
Chocón	32
DISTRIBUTION	32
Edesur	33

BRAZIL	34

Endesa Brasil	34
GENERATION	34
Cachoeira Dourada	34
Fortaleza	35
TRANSMISSION	36
Cien	36
DISTRIBUTION	37
Ampla	37
Coelce	38

CHILE	39

GENERATION	39
Endesa Chile	39
DISTRIBUTION	40
Chilectra	40

COLOMBIA	42

GENERATION	42
Betania	43
Emgesa	42
DISTRIBUTION	44
Codensa	44

PERU	45

GENERATION	45
Edegel	45
DISTRIBUTION	46
Edelnor	46

PARTIALLY CONSOLIDATED INCOME STATEMENT	47

UNDER CHILEAN GAAP, MILLION CH$	47
UNDER CHILEAN GAAP, THOUSAND US$	48

CONFERENCE CALL INVITATION	49

CONTACT INFORMATION	50
DISCLAIMER	50

Pg. 3

PRESS RELEASE First Quarter 2007– Market Information

GENERAL INFORMATION

(Santiago, Chile, April 25, 2007) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the quarter ended March 31, 2007. All figures are in both US$ and Ch$, under Chilean Generally Accepted Accounting Principles (Chilean GAAP), as seen in the standardized form required by Chilean authorities (FECU). Variations refer to the period between March 31, 2006 and March 31, 2007. Year 2006 figures have been adjusted by the accounting convention for CPI variation between both periods, equal to 2.7% .

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of March 31, 2007 for both periods under comparison, equal to US$1 = Ch$539.21. The Chilean peso depreciated by 2.4% against the US$ comparing March 31, 2007 with March 31, 2006.

The consolidation includes the following investment vehicles and companies,
  a) In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM and Inm. Manso de Velasco.
  b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil) [*], Edesur (Argentina) and Codensa.

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most important changes, and comments on main items in the Income and Cash Flow Statements compared to the information as of March 2006.

[*] Consolidated since October 2005 and including Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

Pg. 4

PRESS RELEASE First Quarter 2007– Market Information

SIMPLIFIED ORGANIZATIONAL STRUCTURE

Pg. 5

PRESS RELEASE First Quarter 2007– Market Information

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

Over the last 12 months, the Enersis’ ADR stock price increased 37.4%, from US$11.86 to US$16.29, over the 11.21% increase of the Dow Jones Industrial Index. The growth of the ADR price has been higher than the Adrian Index performance1, which reached a growing rate of 33.5% .

The chart below presents the performance of Enersis stock listing in NYSE (“ENI”) against Dow Jones and the DJ Utilities benchmarks:

Stock price variation v/s Local Stock Index

Daily Average Transactions Volume
(1 ADR = 50 local shares)

Source: Bloomberg

____________________________
1 ADRIAN Index is a Bolsa Electrónica de Chile’s composite global index for ADRs listed in the United States.

Pg. 6

PRESS RELEASE First Quarter 2007– Market Information

Bolsa de Comercio de Santiago (BCS)

Over the last 12 months, the Enersis’ Chilean stock price increased 39.7%, from Ch$126.00 to Ch$176.00. This variation is compared with the 34.2% increase on the IPSA Index.

Stock price variation v/s Local Stock Index

Daily Average Transactions Volume
Bolsa de Comercio de Santiago

Source: Bloomberg

Pg. 7

PRESS RELEASE First Quarter 2007– Market Information

Bolsa de Comercio de Madrid (Latibex)

Over the last 12 months, the Enersis’ share price in the Latin American market of the Madrid Stock Exchange, (Latibex) increased from € 9.95 to € 12.13. The chart below presents the performance of XENI stock listing in the Madrid Stock Exchange against Latibex.

Stock price variation v/s Local Stock Index

Daily Average Transactions Volume
(1 unit = 50 local shares)

Source: Bloomberg

Pg. 8

PRESS RELEASE First Quarter 2007– Market Information

MARKET PERCEPTION

The research released during the period on Enersis shows the following target prices for the Company’s ADR.

Table 1

Publication Date	Company	Main Analyst	Target Price	Recommendation
			US$

13-Dec-06	Santander	Raimundo Valdés	17.3	Buy
21-Dec-06	Alfa Corredores	Rodrigo Cristi	17.3	In Revision
17-Jan-07	Bear Stearn	Rowe Michels	16	Peer Perform
04-Feb-07	Penta	Jorge Palavecino	18.1	Neutral
07-Feb-07	Raymond James	Ricardo Cavanagh	17.5	Buy
16-Feb-07	Deutsche Bank	Marcus Sequeira	19.5	Buy
13-Mar-07	Banchile (*)	Sergio Zapata	16.8	Hold
27-Mar-07	UBS (**)	Brian Chase	17.9	Neutral 2
24-Apr-07	Larraín Vial	Cristián Ramírez	20.6	Overweight
25-Apr-07	Merrill Lynch	Frank McGann	22.0	Buy

ADR average target price (US$)			18.3

(*) The analyst used an exchange rate of Ch$550.00 forecasted by Banchile as of Dec-07
(**) UBS only estimates the local share target price, therefore we have used an exchange rate at the report publication's date
(Ch$537.45) for making the conversion to ADR price.

Source: Bloomberg and market researches

DEBT MARKET

The following chart shows the pricing of our Yankee Bonds during the last twelve months.

Enersis Yankee Bonds

Source: Bloomberg

It is important to mention that, the Yankee Bond for US$ 300 million maturating 2006 was paid on December 1st, 2006.

Pg. 9

PRESS RELEASE First Quarter 2007– Market Information

RISK RATING CLASSIFICATION

CORPORATE RISK RATING CLASSIFICATION:

Moody’s:         Baa3 / Stable

Rationale (14/12/06)
“Moody’s upgraded its rating for Enersis and for its 60% owned subsidiary, Endesa Chile, from Ba1 to Baa3, both with Stable Outlook. With this rating action, both companies achieved “investment grade” category. Moody’s upgrade was mainly due to the companies’ higher financial flexibility and liquidity, and based also in the fact that the financial performance has raised markedly over the last two years as a result of improvements in the regulatory framework and higher demand for electricity in the countries in which the companies operate; namely, Chile, Colombia, Peru, Brazil and Argentina.
The ratings were placed on Stable Outlook, reflecting the stable scenario in the region, with higher prices for electricity, better economic conditions, strong increase in electricity demand and a lower regulatory uncertainty.”

Standard & Poor’s:          BBB- / Positive

Rationale (15/12/05)
Standard & Poor's Ratings placed the 'BBB-' ratings on Chile-based electricity provider Enersis S.A. on CreditWatch with positive implications due to the improvement of the company's consolidated debt service coverage ratios and financial flexibility.
Standard & Poor's expects to resolve the CreditWatch listing after completing a detailed analysis of Endesa Chile's projected cash flow for the period from 2007 to 2011, including its exposure water availability and capital expenditures.”

Fitch:         BBB / Stable

Rationale (02/06/06)
“…The Risk Rating Agency upgraded Enersis’ rating from BBB- to BBB with a Stable Outlook, reflecting the sustained improvements in the Group’s finances in recent times.” Fitch “acknowledges the sustained improvement in the credit quality of the Company since the beginning of 2004, a more comfortable spread of maturities and a greater solidity presented by its operations in general”.

DOMESTIC RISK RATING CLASSIFICATION:

Feller Rate:	Bonds: A+ / Positive
Shares: 1st Class Level 1

Fitch:	Bonds: A+ / Stable
Shares: 1st Class Level 1

Pg. 10

PRESS RELEASE First Quarter 2007– Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	1Q 06	1Q 07	Var 06-07	Chg %

Revenues from Generation & Transmission	380.192	448.870	68.678	18,1%
Revenues from Distribution	642.955	703.903	60.948	9,5%
Revenues from Engineering and Real Estate	7.630	9.151	1.521	19,9%
Revenues from Other Businesses	41.414	39.276	(2.138)	(5,2%)
Consolidation Adjustments	(119.076)	(128.391)	(9.315)	(7,8%)

Operating Revenues	953.115	1.072.808	119.693	12,6%

Costs from Generation	(227.463)	(247.724)	(20.261)	(8,9%)
Costs from Distribution	(467.424)	(494.747)	(27.323)	(5,8%)
Costs from Engineering and Real Estate	(5.960)	(7.150)	(1.190)	(20,0%)
Costs from Other Businesses	(33.513)	(33.318)	195	0,6%
Consolidation Adjustments	111.858	122.097	10.239	9,2%

Operating Costs	(622.501)	(660.842)	(38.341)	(6,2%)

Operating Margin	330.614	411.966	81.352	24,6%

SG&A from Generation	(10.442)	(12.436)	(1.994)	(19,1%)
SG&A from Distribution	(43.572)	(44.028)	(456)	(1,0%)
SG&A from Engineering and Real Estate	(851)	(789)	62	7,3%
SG&A from Other Businesses	(9.138)	(8.951)	187	2,0%
Consolidation Adjustments	7.916	7.997	81	1,0%

Selling and Administrative Expenses	(56.088)	(58.208)	(2.120)	(3,8%)

Operating Income	274.526	353.758	79.232	28,9%

Interest Income	27.014	27.284	270	1,0%
Interest Expense	(96.269)	(106.863)	(10.594)	(11,0%)
Net Interest (Expense)	(69.255)	(79.579)	(10.324)	(14,9%)
Equity Gains from Related Companies	2.756	661	(2.095)	(76,0%)
Equity Losses from Related Companies	(65)	(2.058)	(1.992)	-
Net Income from Related Companies	2.691	(1.396)	(4.087)	N/A
Other Non Operating Income	32.296	52.971	20.675	64,0%
Other Non Operating Expenses	(71.828)	(95.399)	(23.571)	(32,8%)
Net other Non Operating Income (Expense)	(39.532)	(42.428)	(2.896)	(7,3%)
Price Level Restatement	179	(134)	(313)	(174,9%)
Foreign Exchange Effect	2.117	185	(1.932)	(91,3%)
Net of Monetary Exposure	2.296	51	(2.245)	(97,8%)
Positive Goodwill Amortization	(14.022)	(13.993)	29	0,2%

Non Operating Income	(117.822)	(137.345)	(19.523)	(16,6%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	156.704	216.413	59.709	38,1%

Extraordinary Items	-	-	-	N/A
Income Tax	36.903	(97.646)	(134.549)	N/A
Minority Interest	(51.103)	(65.754)	(14.651)	(28,7%)
Negative Goodwill Amortization	2.499	1.128	(1.371)	(54,9%)

NET INCOME	145.003	54.141	(90.862)	(62,7%)

EBITDA	378.575	464.029	85.454	22,6%

Pg. 11

PRESS RELEASE First Quarter 2007– Consolidated Income Statement

UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	1Q 06	1Q 07	Var 06-07	Chg %

Revenues from Generation & Transmission	705.091	832.459	127.368	18,1%
Revenues from Distribution	1.192.401	1.305.432	113.031	9,5%
Revenues from Engineering and Real Estate	14.151	16.971	2.820	19,9%
Revenues from Other Businesses	76.805	72.840	(3.965)	(5,2%)
Consolidation Adjustments	(220.834)	(238.110)	(17.276)	(7,8%)

Operating Revenues	1.767.614	1.989.593	221.979	12,6%

Costs from Generation	(421.844)	(459.421)	(37.577)	(8,9%)
Costs from Distribution	(866.868)	(917.541)	(50.673)	(5,8%)
Costs from Engineering and Real Estate	(11.054)	(13.260)	(2.206)	(20,0%)
Costs from Other Businesses	(62.152)	(61.790)	362	0,6%
Consolidation Adjustments	207.448	226.436	18.988	9,2%

Operating Costs	(1.154.469)	(1.225.574)	(71.105)	(6,2%)

Operating Margin	613.145	764.019	150.874	24,6%

SG&A from Generation	(19.366)	(23.063)	(3.697)	(19,1%)
SG&A from Distribution	(80.808)	(81.653)	(845)	(1,0%)
SG&A from Engineering and Real Estate	(1.579)	(1.464)	115	7,3%
SG&A from Other Businesses	(16.946)	(16.601)	345	2,0%
Consolidation Adjustments	14.681	14.830	149	1,0%

Selling and Administrative Expenses	(104.019)	(107.950)	(3.931)	(3,8%)

Operating Income	509.126	656.069	146.943	28,9%

Interest Income	50.099	50.600	501	1,0%
Interest Expense	(178.537)	(198.184)	(19.647)	(11,0%)
Net Interest (Expense)	(128.439)	(147.585)	(19.146)	(14,9%)
Equity Gains from Related Companies	5.111	1.226	(3.885)	(76,0%)
Equity Losses from Related Companies	(121)	(3.817)	(3.696)	-
Net Income from Related Companies	4.990	(2.592)	(7.582)	N/A
Other Non Operating Income	59.896	98.238	38.342	64,0%
Other Non Operating Expenses	(133.209)	(176.923)	(43.714)	(32,8%)
Net other Non Operating Income (Expense)	(73.314)	(78.685)	(5.371)	(7,3%)
Price Level Restatement	332	(248)	(580)	(174,9%)
Foreign Exchange Effect	3.925	343	(3.582)	(91,3%)
Net of Monetary Exposure	4.258	95	(4.163)	(97,8%)
Positive Goodwill Amortization	(26.005)	(25.951)	54	0,2%

Non Operating Income	(218.509)	(254.718)	(36.209)	(16,6%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	290.618	401.351	110.733	38,1%

Extraordinary Items	-	-	-	N/A
Income Tax	68.440	(181.090)	(249.530)	N/A
Minority Interest	(94.773)	(121.945)	(27.172)	(28,7%)
Negative Goodwill Amortization	4.634	2.092	(2.542)	(54,9%)

NET INCOME	268.918	100.408	(168.510)	(62,7%)

EBITDA	702.091	860.571	158.480	22,6%

Pg. 12

PRESS RELEASE First Quarter 2007– Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT ANALYSIS
(Source in Ch$ FECU)

NET INCOME

As of March 2007, net income decreased 62.7% down to Ch$54,141 million compared to the same period as of 2006, whereby net income was Ch$145,003 million. This is mainly explained by the one time-effect recognition of the positive effect of deferred taxes for Ch$110,580 million due to the merger between Chilectra and Elesur, occurred on March, 2006. If we isolate this effect and compare in homogeneous terms, we would appreciate an improvement of 57.3%

OPERATING INCOME

Operating income as of March 2007 amounted to Ch$353,758 million, presenting an increase of Ch$79,232 million (which means an improvement of 28.9%) comparing to Ch$274,526 recorded the same period previous year. If we take into account the 2.4% devaluation effect of Chilean peso against US$ (from Ch$526.18 to Ch$539.21), Operating Income improves by 28.5% .

Table 4

	1Q06				1Q07

	Operating	Operating Costs	SG & A	Operating	Operating	Operating Costs	SG& A	Operating
Million Ch$	Revenues			Income	Revenues			Income

Endesa Chile	297,603	(166,958)	(8,287)	122,358	394,424	(213,751)	(10,092)	170,581
Cachoeira (*)	15,410	(7,541)	(874)	6,995	19,072	(7,695)	(751)	10,626
Fortaleza (**)	28,339	(17,239)	(243)	10,857	25,012	(13,612)	(324)	11,076
Cien (**)	44,320	(40,629)	(1,031)	2,660	26,208	(27,154)	(1,359)	(2,305)
Chilectra	156,394	(117,383)	(11,685)	27,326	180,342	(138,681)	(10,427)	31,234
Edesur	67,949	(52,668)	(7,933)	7,348	78,410	(63,375)	(9,560)	5,475
Distrilima (Edelnor)	54,590	(40,872)	(4,845)	8,873	56,183	(39,579)	(4,906)	11,698
Ampla	148,418	(108,713)	(4,517)	35,188	150,788	(97,868)	(5,735)	47,185
Investluz (Coelce)	104,546	(71,851)	(11,356)	21,339	113,278	(68,583)	(9,627)	35,068
Codensa	111,060	(75,937)	(3,426)	31,697	124,902	(86,662)	(3,745)	34,495
CAM Ltda.	28,318	(24,452)	(2,088)	1,778	24,870	(21,549)	(2,457)	864
Inmobiliaria Manso de Velasco Ltda.	1,019	(608)	(624)	(213)	1,820	(1,314)	(533)	(27)
Synapsis Soluciones y Servicios IT Ltda.	11,908	(8,731)	(1,990)	1,187	13,229	(10,707)	(2,011)	511
Enersis Holding and other investment vehicles	1,180	(330)	(4,870)	(4,020)	1,177	(1,061)	(4,453)	(4,337)
Consolidation Adjustments	(117,939)	111,411	7,681	1,153	(136,907)	130,749	7,772	1,614

Total Consolidation	953,115	(622,501)	(56,088)	274,526	1,072,808	(660,842)	(58,208)	353,758

Table 4.1

	1Q06				1Q07

	Operating	Operating Costs	SG & A	Operating	Operating	Operating Costs	SG& A	Operating
Thousand US$	Revenues			Income	Revenues			Income

Endesa Chile	551,925	(309,634)	(15,368)	226,923	731,484	(396,416)	(18,716)	316,352
Cachoeira (*)	28,579	(13,985)	(1,622)	12,973	35,371	(14,271)	(1,392)	19,708
Fortaleza (**)	52,556	(31,971)	(451)	20,134	46,387	(25,245)	(600)	20,542
Cien (**)	82,194	(75,348)	(1,913)	4,933	48,605	(50,359)	(2,521)	(4,274)
Chilectra	290,043	(217,694)	(21,670)	50,678	334,456	(257,193)	(19,338)	57,925
Edesur	126,016	(97,676)	(14,713)	13,626	145,417	(117,532)	(17,730)	10,155
Distrilima (Edelnor)	101,241	(75,800)	(8,985)	16,456	104,194	(73,401)	(9,098)	21,695
Ampla	275,251	(201,616)	(8,377)	65,258	279,647	(181,502)	(10,636)	87,508
Investluz (Coelce)	193,887	(133,253)	(21,060)	39,574	210,081	(127,192)	(17,854)	65,034
Codensa	205,967	(140,830)	(6,354)	58,783	231,639	(160,720)	(6,945)	63,973
CAM Ltda.	52,517	(45,348)	(3,872)	3,297	46,124	(39,964)	(4,557)	1,603
Inmobiliaria Manso de Velasco Ltda.	1,889	(1,128)	(1,157)	(395)	3,375	(2,438)	(989)	(51)
Synapsis Soluciones y Servicios IT Ltda.	22,084	(16,192)	(3,691)	2,200	24,534	(19,857)	(3,730)	948
Enersis Holding and other investment vehicles	2,188	(612)	(9,032)	(7,455)	2,182	(1,968)	(8,259)	(8,044)
Consolidation Adjustments	(218,726)	206,618	14,245	2,137	(253,903)	242,483	14,414	2,993

Total Consolidation	1,767,614	(1,154,469)	(104,019)	509,126	1,989,593	(1,225,574)	(107,950)	656,069

(*)	Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**)	Since October 1, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

Pg. 13

PRESS RELEASE First Quarter 2007– Consolidated Balance Sheet

NON OPERATING INCOME
The company’s non-operating losses increased 16.6%, from a loss of Ch$117,822 million to a loss of Ch$137,345 million. This is mainly explained by:

Net Interest Expenses increased by Ch$10,324 million or 14.9%, from Ch$69,255 million to Ch$79,579 million, due to higher average debt mainly through our subsidiaries CIEN and Ampla, in addition to the outstanding debt of Etevensa at the date of the merger with Edegel (June 1st, 2006), as well as increasing in interest rates used in refinancing from US$ to local denominated debt basically in CIEN. Further, Edesur shows a rise of Ch$3,722 million in interests due to higher service quality fines.

Income from investments in related companies decreased Ch$4,087 million, showing a net loss of Ch$1,396 million compared to an income of Ch$2,691 million as of March, 2006. This is mainly explained by lower profits in Gas Atacama by Ch$3,943 million proceeding from continuous natural gas restrictions from Argentina.

Amortization on positive goodwill remains with no significant variations, decreasing 0.2% to Ch$13,993.

Net other non-operating income worsen from a net loss of Ch$39,532 million to a net loss of Ch$42,428. The main reasons for this variation are,

  Equity Tax in Colombia of Ch$16,448 million.
  Net losses of Ch$14,775 million proceeding from conversion adjustments to Chilean norms in order to compliance Technical Bulletin N° 64, mainly through subsidiaries in Brazil, Colombia and Peru.
  Reliquidations of energy and power in SIC by Ch$6,889 million.

These items were partially compensated by:

  Tariff adjustment from previous periods in Edesur by Ch$27,968 million.
  Lower expenses from provisions and contingencies by Ch$9,152 million, mainly in Endesa Chile.

The Foreign Exchange Effect decreased by Ch$1,932 million, decreasing from a positive income of Ch$ 2,117 million whereby Chilean peso devaluated 2.7% against US$, to an income of Ch$185 million, where Chilean peso devaluated 1.2% against US$. The aforementioned is due to the active mismatch position in US$ that the company has held in both exercises.

Income tax and Deferred tax registered a net expense of Ch$97,646 million, which compared with the profit of Ch$36,903 million in March 2006, presents a negative variation of Ch$134,549 million.

The increase of Ch$25,497 million in income tax is mainly explained by higher provisions in Endesa Chile by Ch$13,079 million, in Edesur by Ch$8,900 million, in CIEN by Ch$5,634 million and in Coelce by Ch$4,342 million. The aforementioned is in part offset by lower expenses in Codensa by Ch$5,443 million and in Chilectra by Ch$4,702 million.

Deferred taxes, which do not constitute cash flow, registered a negative variation of Ch$109,052 million mainly explained by the one time effect recognized in Chilectra for Ch$110,580 million as consequence of the merger between Elesur and Chilectra. This merger implied, for Elesur, a reversion adjustment in the provisions on valuations upon accumulated tax losses, as booked in previous exercises.

Amortization on negative goodwill decreased Ch$1,371 million, reaching an amount of Ch$1,128 million, explained by the final amortization regarding the purchase of the first stake in Betania, which effect is a lower amortization of Ch$1,355 million.

Pg. 14

PRESS RELEASE First Quarter 2007– Consolidated Balance Sheet

EVOLUTION OF KEY FINANCIAL RATIOS

Table 5

Indicator	Unit	1Q06	1Q07	Var 06-07	Chg %

Liquidity	Times	1.06	1.25	0.19	17.9%
Acid ratio test *	Times	0.97	1.16	0.19	19.6%
Working capital	million Ch$	92,888	368,187	275,299	N/A
Working capital	th. US$	172,266	682,826	510,560	N/A
Leverage **	Times	0.90	0.96	0.06	6.7%
Short-term debt	%	0.31	0.27	(0.04)	(12.9%)
Long-term debt	%	0.69	0.73	0.04	5.8%
Interest Coverage***	Times	4.26	4.59	0.33	7.7%
EBITDA****	th. US$	702,091	860,571	158,480	22.6%
ROE	%	5.18%	1.84%	(3.34%)	(64.5%)
ROA	%	1.33%	0.48%	(0.85%)	(63.9%)

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

Liquidity ratio increased to 1.25 times, which represents an improvement of 17.9% . This means that the company is showing stronger liquidity, reducing its obligations with banks through cash surplus and structuring an adequate debt maturity calendar.

Leverage reached 0.96 times, maintaining slightly higher as in the same period last year, increasing 6.7% .

Interest Coverage improved 7.7% to 4.59 times, mainly due to the increase in operating results for the Group, which more than offset the higher financial expenses.

ROE reached 1.84%, decreasing regard 5.18% seen as of March 2006, mainly explained by the lower net income as of March, 2007, due to the lower net income as a consequence of the positive one time effect due to the merger between Chilectra and Elesur, occurred in the year 2006. If we isolate this effect and compare in homogeneous terms, we would appreciate an improvement from 1.23% to 1.84% in this indicator.

ROA decreased from 1.33% as of March, 2006, to 0.48% as of March, 2007, reflecting the lower net income on this quarter due to the merger between Chilectra and Elesur. If we isolate this effect and compare in homogeneous terms, we would appreciate an improvement from 0.32% to 0.48% in this indicator.

Pg. 15

PRESS RELEASE First Quarter 2007– Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 6

ASSETS - (million Ch$)	1Q 06	1Q 07	Var 06-07	Chg %

CURRENT ASSETS
Cash	57,844	50,598	(7,246)	(12.5%)
Time deposits	388,260	345,251	(43,009)	(11.1%)
Marketable securities	7,155	17,674	10,519	-
Accounts receivable, net	775,780	919,609	143,829	18.5%
Notes receivable, net	4,233	8,081	3,849	90.9%
Other accounts receivable, net	67,974	108,909	40,935	60.2%
Amounts due from related companies	99,407	24,046	(75,361)	(75.8%)
Inventories	73,529	77,103	3,574	4.9%
Income taxes recoverable	57,015	45,095	(11,920)	(20.9%)
Prepaid expenses	61,992	51,532	(10,460)	(16.9%)
Deferred income taxes	53,195	56,221	3,026	5.7%
Other current assets	24,432	160,791	136,359	-

Total currrent assets	1,670,817	1,864,911	194,094	11.6%

PROPERTY, PLANT AND EQUIPMENT
Land	134,610	134,459	(151)	(0.1%)
Buildings and infraestructure and works in progress	10,865,559	11,095,816	230,257	2.1%
Machinery and equipment	1,840,244	2,048,371	208,127	11.3%
Other plant and equipment	446,858	594,355	147,497	33.0%
Technical appraisal	188,496	187,640	(856)	(0.5%)
Sub - Total	13,475,767	14,060,640	584,873	4.3%
Accumulated depreciation	(5,480,482)	(5,909,678)	(429,197)	(7.8%)

Total property, plant and equipment	7,995,286	8,150,962	155,676	1.9%

OTHER ASSETS
Investments in related companies	106,928	116,622	9,694	9.1%
Investments in other companies	26,558	24,416	(2,142)	(8.1%)
Positive goodwill, net	699,221	642,574	(56,647)	(8.1%)
Negative goodwill, net	(34,898)	(44,691)	(9,793)	(28.1%)
Long-term receivables	135,643	145,387	9,744	7.2%
Amounts due from related companies	-	91,684	91,684	N/A
Deferred income taxes	12,015	10,189	(1,826)	-
Intangibles	86,434	93,060	6,626	7.7%
Accumulated amortization	(52,064)	(57,166)	(5,102)	(9.8%)
Others assets	253,306	310,132	56,826	22.4%

Total other assets	1,233,142	1,332,206	99,064	8.0%

TOTAL ASSETS	10,899,245	11,348,079	448,834	4.1%

Pg. 16

PRESS RELEASE First Quarter 2007– Consolidated Balance Sheet

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1

ASSETS - (thousand US$)	1Q 06	1Q 07	Var 06-07	Chg %

CURRENT ASSETS
Cash	107,275	93,838	(13,437)	(12.5%)
Time deposits	720,054	640,291	(79,763)	(11.1%)
Marketable securities	13,269	32,777	19,508	-
Accounts receivable, net	1,438,735	1,705,476	266,741	18.5%
Notes receivable, net	7,850	14,988	7,138	90.9%
Other accounts receivable, net	126,062	201,979	75,917	60.2%
Amounts due from related companies	184,357	44,595	(139,762)	(75.8%)
Inventories	136,365	142,993	6,628	4.9%
Income taxes recoverable	105,738	83,632	(22,106)	(20.9%)
Prepaid expenses	114,969	95,570	(19,399)	(16.9%)
Deferred income taxes	98,653	104,265	5,612	5.7%
Other current assets	45,311	298,197	252,886	-

Total currrent assets	3,098,639	3,458,599	359,960	11.6%

PROPERTY, PLANT AND EQUIPMENT
Land	249,644	249,363	(281)	(0.1%)
Buildings and infraestructure and works in progres	20,150,886	20,577,913	427,027	2.1%
Machinery and equipment	3,412,852	3,798,837	385,985	11.3%
Other plant and equipment	828,727	1,102,269	273,542	33.0%
Technical appraisal	349,578	347,990	(1,588)	(0.5%)
Sub - Total	24,991,686	26,076,372	1,084,686	4.3%
Accumulated depreciation	(10,163,910)	(10,959,883)	(795,973)	(7.8%)

Total property, plant and equipment	14,827,777	15,116,489	288,712	1.9%

OTHER ASSETS
Investments in related companies	198,305	216,283	17,978	9.1%
Investments in other companies	49,253	45,281	(3,972)	(8.1%)
Positive goodwill, net	1,296,751	1,191,695	(105,056)	(8.1%)
Negative goodwill, net	(64,720)	(82,882)	(18,162)	(28.1%)
Long-term receivables	251,558	269,629	18,071	7.2%
Amounts due from related companies	-	170,033	170,033	N/A
Deferred income taxes	22,283	18,896	(3,387)	-
Intangibles	160,297	172,585	12,288	7.7%
Accumulated amortization	(96,556)	(106,018)	(9,462)	(9.8%)
Others assets	469,772	575,160	105,388	22.4%

Total other assets	2,286,942	2,470,663	183,721	8.0%

TOTAL ASSETS	20,213,358	21,045,751	832,393	4.1%

Pg. 17

PRESS RELEASE First Quarter 2007– Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 7

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	1Q 06	1Q 07	Var 06-07	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	148,638	139,222	(9,416)	(6.3%)
Current portion of long-term debt due to banks and financial instit	128,661	143,070	14,409	11.2%
Current portion of bonds payable	456,940	236,948	(219,992)	(48.1%)
Current portion of long-term notes payable	32,151	42,220	10,069	31.3%
Dividends payable	44,183	35,685	(8,498)	(19.2%)
Accounts payable	315,952	388,275	72,322	22.9%
Short-term notes payable	17,403	11,466	(5,938)	(34.1%)
Miscellaneous payables	83,155	109,913	26,758	32.2%
Accounts payable to related companies	50,936	30,214	(20,721)	(40.7%)
Accrued expenses	76,560	71,883	(4,677)	(6.1%)
Withholdings	73,197	108,626	35,429	48.4%
Income taxes payable	77,810	97,958	20,147	25.9%
Anticipated income	2,944	3,636	692	23.5%
Reinbursable financial contribution	1,586	874	(712)	(44.9%)
Other current liabilities	67,812	76,735	8,923	13.2%

Total current liabilities	1,577,929	1,496,724	(81,205)	(5.1%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	620,485	1,005,122	384,638	62.0%
Bonds payable	2,142,378	2,176,049	33,671	1.6%
Long -term notes payable	114,115	112,574	(1,540)	(1.3%)
Accounts payables	63,878	152,360	88,482	-
Amounts payable to related companies	13,963	11,394	(2,568)	(18.4%)
Accrued expenses	453,130	348,160	(104,970)	(23.2%)
Deferred income taxes	-	-	-	N/A
Reinbursable financial contribution	4,053	3,007	(1,046)	(25.8%)
Other long-term liabilities	177,847	245,867	68,020	38.2%

Total long-term liabilities	3,589,849	4,054,535	464,686	12.9%

Minority interest	2,933,264	2,856,631	(76,633)	(2.6%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,429,478	2,415,284	(14,194)	(0.6%)
Additional paid-in capital	(7,288)	4,831	12,119	-
Additional paid-in capital (share premium)	172,616	172,468	(148)	(0.1%)
Other reserves	(213,619)	(228,392)	(14,773)	6.9%
Total capital and reserves	2,381,187	2,364,191	(16,995)	(0.7%)
Retained earnings	272,013	522,039	250,026	91.9%
Net income for the period	145,003	54,141	(90,862)	(62.7%)
Interim dividends	-	-	-	-
Deficits of subsidaries in development stage	-	(182)	(182)	-
Total retained earnings	417,016	575,998	158,982	38.1%

Total shareholder´s equity	2,798,203	2,940,189	141,986	5.1%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	10,899,245	11,348,079	448,834	4.1%

Pg. 18

PRESS RELEASE First Quarter 2007– Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 7.1

LIABILITIES - (thousand US$)	1Q 06	1Q 07	Var 06-07	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	275,658	258,196	(17,462)	(6.3%)
Current portion of long-term debt due to banks and financial in	238,610	265,333	26,723	11.2%
Current portion of bonds payable	847,424	439,435	(407,989)	(48.1%)
Current portion of long-term notes payable	59,626	78,299	18,673	31.3%
Dividends payable	81,940	66,179	(15,761)	(19.2%)
Accounts payable	585,954	720,080	134,126	22.9%
Short-term notes payable	32,275	21,264	(11,011)	(34.1%)
Miscellaneous payables	154,217	203,840	49,623	32.2%
Accounts payable to related companies	94,464	56,035	(38,429)	(40.7%)
Accrued expenses	141,986	133,312	(8,674)	(6.1%)
Withholdings	135,749	201,454	65,705	48.4%
Income taxes payable	144,304	181,669	37,365	25.9%
Anticipated income	5,460	6,744	1,284	23.5%
Reinbursable financial contribution	2,942	1,621	(1,321)	(44.9%)
Other current liabilities	125,762	142,309	16,547	13.2%

Total current liabilities	2,926,371	2,775,771	(150,600)	(5.1%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,150,729	1,864,065	713,336	62.0%
Bonds payable	3,973,179	4,035,625	62,446	1.6%
Long -term notes payable	211,633	208,777	(2,856)	(1.3%)
Accounts payables	118,467	282,562	164,095	-
Amounts payable to related companies	25,894	21,132	(4,762)	(18.4%)
Accrued expenses	840,359	645,686	(194,673)	(23.2%)
Deferred income taxes	-	-	-	N/A
Reinbursable financial contribution	7,517	5,577	(1,940)	(25.8%)
Other long-term liabilities	329,830	455,977	126,147	38.2%

Total long-term liabilities	6,657,608	7,519,399	861,791	12.9%

Minority interest	5,439,929	5,297,808	(142,121)	(2.6%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	4,505,625	4,479,302	(26,323)	(0.6%)
Additional paid-in capital	(13,517)	8,959	22,476	-
Additional paid-in capital (share premium)	320,128	319,854	(274)	(0.1%)
Other reserves	(396,171)	(423,568)	(27,397)	6.9%
Total capital and reserves	4,416,066	4,384,547	(31,519)	(0.7%)
Retained earnings	504,466	968,156	463,690	91.9%
Net income for the period	268,918	100,408	(168,510)	(62.7%)
Interim dividends	-	-	-	-
Deficits of subsidaries in development stage	-	(338)	(338)	-
Total retained earnings	773,384	1,068,226	294,842	38.1%

Total shareholder´s equity	5,189,449	5,452,773	263,324	5.1%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	20,213,358	21,045,751	832,393	4.1%

Pg. 19

PRESS RELEASE First Quarter 2007– Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET ANALYSIS

The Company’s Total Assets increased Ch$448.834 million. This was due to:

•	Current Assets increased by Ch$194,094 million, equivalent to a 11.6%, mainly due to:

•
An increase in accounts receivable Ch$143,829 million, principally due to a rise in billing from distribution subsidiaries Codensa by Ch$63,710 million, Costanera by Ch$16,813 million, Endesa Chile by Ch$15,460 million, Chilectra by Ch$15,721 million, Ampla by Ch$12,894 million, Emgesa by Ch$11,890 million, and Chocón by Ch$5,123 million.

	•	An increase in another current assets by Ch$136,359 million, principally due to an increment in of sell back instruments in Endesa Chile, Chilectra and Enersis of Ch$134,098 million.

•
An increase in other accounts receivable by Ch$40,935 million due mainly to increase in Chilean generation subsidiaries as result of tolls reliquidations by Ch$8,391 million and Ch$7,810 million of suppliers anticipated payments in Chilean subsidiaries by Ch$7,810 million, in Codensa by Ch$7,188 million, in Coelce by Ch$4,971 million and in Túnel Melón by Ch$2,574 million.

•
Decrease in amounts due to related companies by Ch$75,361 million, mainly due to renewal until year 2008 of an intercompany loan with Atacama Finance by Ch$91,684 million, partially offset by increasings in accounts receivable from Sistemas SEC by Ch$7,325 million and from GNL Chile by Ch$4,983 million.

•
Decrease in time deposits by Ch$43,009 million, due to redeems in Codensa by Ch$50,941 million in order to pay capital reductions, CIEN by Ch$22,225 million for payment of obligations, Cachoeira Dourada by Ch$17,373 million for dividends payment and Edelnor by Ch$13,049 million. The aforementioned partially offset by an increase in time deposits of Endesa Brasil by Ch$35,655 million, Ampla by Ch$15,436 million and Costanera by Ch$15,036 million.

•
Fixed Assets increased by Ch$155,677 million, equivalent to 1,9% explained mainly by new fixed assets addition of approximately Ch$528,000 million, fixed assets inclusion due to consolidation of Etevensa of Ch$126,807 million. The above mentioned is in part offset by fixed asset depreciation for around Ch$420.000 million and fixed asset sales of Ch$44,866 million and also due to the real exchange rate effect on foreign companies’ assets as result of the policy settled in Technical Bulletin N°64 related to register in historical US$ non monetary assets belonging to subsidiaries located in unstable countries by Ch$13,547 million.

•	Other assets increased by Ch$99,064 million, explained mainly as follows:

	•	Increase in amounts due to related companies by Ch$91,684 million, mainly due to renewal until year 2008 of a loan made to Atacama Finance by the same amount.

	•	Increase in other accounts receivables of Ch$56,826 million mainly due to increasing in fair value of derivative instruments by Ch$54,642 million.

	•	Decrease in positive goodwill by Ch$56,647 million.

Pg. 20

PRESS RELEASE First Quarter 2007– Consolidated Balance Sheet

Total Liabilities increase by Ch$448,834 million, due to:

•	Long term liabilities increased of Ch$464,686 million or 12.9% due to:

•
Increase of Ch$384,638 million in bank liabilities corresponding increase in Enersis by Ch$142,814 million, Betania by Ch$61,322 million, CGTF of Ch$61,293 million, Chocón by Ch$53,921 million, CIEN by Ch$41,923 million, Ampla by Ch$32,653 million and Edesur by Ch$20,063 million. The above mentioned is partially offset with decrease in Pehuenche by Ch$13,479 million, Tesa by Ch$12,460 million and Celta by Ch$4,407 million.

	•	Increase in other accounts payable of Ch$88,482 million, due to increasing in Edegel by Ch$57,840 and in Endesa Brasil by Ch$29,197 million.

	•	Increase in other long term liabilities by Ch$68,020 million mainly due to increasing in Enersis by Ch$38,036 million for derivatives fair value and Edesur by Ch$15,511 million.

	•	Decrease in provisions by Ch$104,970 million, due to lower provisions on labor and third parties contingencies of CGTF, Ampla, Coelce and CIEN by Ch$104,603 million.

•	Short-term liabilities decreased Ch$81,205 million or 5.1% as a result of:

•
Decrease in bonds payable of Ch$219,992 million due to payments for Enersis of Ch$165,845 million, Emgesa of Ch$42,700 million, Edegel of Ch$40,823 million and Endesa Chile of Ch$38,030 million, partially offset by reclassifications to short term in Ampla of Ch$76,048 million.

	•	Increase in payable accounts of Ch$72,322 million due to the increase in Costanera by Ch$23,131 million, Endesa Chile by Ch$12,239, Coelce by Ch$9,291 and Edegel by Ch$9,176 million.

	•	Increase in miscellaneous payable accounts of Ch$26,757 million as result of increases in Coelce of Ch$7,544 million, Codensa of Ch$5,863 million and Edegel of Ch$5,457 million respectively.

	•	Increase in income taxes of Ch$20,147 million, it is worth mentioning the increase of Edelnor in Ch$8,481 million, Pangue with Ch$6,555 million and Codensa with Ch$5,424 million.

Minority interest reached Ch$2,856,631 million, decreasing near to 2.6% equal to Ch$76,633 million, almost the same amount of the actualization regard first quarter 2006, which is equal to 2.7% .

Shareholders’ Equity increased by Ch$141,986 million. This variation is mainly explained by the increase of Ch$249,844 million in retained earnings, partially offset by the negative variation of net income for the period by Ch$90,862.

Pg. 21

PRESS RELEASE First Quarter 2007– Consolidated Balance Sheet

DEBT MATURITY, MILLION CH$
Table 8

							TOTAL

Million Ch$	2007	2008	2009	2010	2011	Balance

Chile	26,649	405,267	342,074	128,535	48,223	1,008,985	1,959,734

Enersis	1,624	179,656	1,719	1,719	1,818	435,150	621,685
Chilectra	-	-	-	-	-	-	-
Other (*)	2,827	2,334	238	119	-	-	5,518
Endesa Chile (**)	22,199	223,277	340,117	126,697	46,405	573,836	1,332,531

Argentina	44,604	61,500	67,402	39,781	33,142	2,175	248,604

Edesur	10,607	29,615	27,252	8,697	-	-	76,171
Costanera	33,996	25,594	27,569	18,503	10,675	2,175	118,512
Chocon	-	6,291	12,582	12,582	22,467	-	53,921
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Perú	80,732	80,556	51,387	23,950	24,501	91,648	352,774

Edelnor	34,648	5,080	12,574	5,080	7,602	35,150	100,136
Edegel	46,083	75,476	38,813	18,869	16,899	56,498	252,638

Brazil	44,722	127,281	101,227	174,063	134,514	180,843	762,649

Endesa Brasil	-	-	-	-	-	-	-
Coelce	19,693	25,776	25,196	19,417	19,417	34,746	144,246
Ampla	15,380	93,495	68,252	93,891	53,935	52,740	377,694
Cachoeira	2,480	587	-	-	-	-	3,067
Cien	2,612	2,538	2,538	55,133	55,133	53,840	171,794
Fortaleza	4,556	4,886	5,241	5,621	6,029	39,517	65,850

Colombia	108,801	-	90,189	19,399	147,709	276,217	642,314

Codensa	92,902	-	12,309	19,399	49,236	97,734	271,580
Emgesa	1,538	-	77,880	-	-	103,396	182,814
Betania	14,361	-	-	-	98,472	75,087	187,920

TOTAL	305,507	674,605	652,278	385,728	388,089	1,559,868	3,966,076

(*)	Includes: CAM
(**)	Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

DEBT MATURITY, THOUSAND US$
Table 8.1

							TOTAL

Thousand US$	2007	2008	2009	2010	2011	Balance

Chile	49,423	751,594	634,398	238,377	89,433	1,871,229	3,634,454

Enersis	3,011	333,183	3,188	3,188	3,371	807,013	1,152,955
Chilectra	-	-	-	-	-	-	-
Other (*)	5,242	4,329	442	221	-	-	10,234
Endesa Chile (**)	41,170	414,082	630,768	234,968	86,061	1,064,216	2,471,265

Argentina	82,720	114,056	125,002	73,777	61,464	4,034	461,052

Edesur	19,672	54,923	50,541	16,129	-	-	141,264
Costanera	63,048	47,466	51,128	34,314	19,797	4,034	219,788
Chocon	-	11,667	23,333	23,333	41,667	-	100,000
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Peru	149,722	149,397	95,301	44,417	45,439	169,967	654,242

Edelnor	64,258	9,422	23,320	9,422	14,099	65,188	185,709
Edegel	85,464	139,975	71,982	34,995	31,340	104,778	468,533

Brazil	82,940	236,052	187,731	322,811	249,465	335,384	1,414,383

Endesa Brasil	-	-	-	-	-	-	-
Coelce	36,522	47,803	46,728	36,011	36,011	64,439	267,513
Ampla	28,524	173,393	126,578	174,128	100,026	97,809	700,457
Cachoeira	4,600	1,088	-	-	-	-	5,688
Cien	4,845	4,706	4,706	102,248	102,248	99,850	318,603
Fortaleza	8,449	9,062	9,719	10,424	11,181	73,287	122,122

Colombia	201,778	-	167,261	35,977	273,935	512,263	1,191,213

Codensa	172,293	-	22,828	35,977	91,312	181,254	503,663
Emgesa	2,853	-	144,433	-	-	191,755	339,040
Betania	26,633	-	-	-	182,623	139,254	348,510

TOTAL	566,583	1,251,099	1,209,693	715,358	719,736	2,892,877	7,355,345

(*)	Includes: CAM
(**)	Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.
Pg. 22

PRESS RELEASE First Quarter 2007– Consolidated Balance Sheet

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 9

Million Ch$	1Q 06	1Q 07	Var 06-07	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	145,003	54,141	(90,862)	(62.7%)

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(166)	15	181	N/A
Charges (credits) to income which do not represent cash flows:
Depreciation	101,448	108,100	6,652	6.6%
Amortization of intangibles	2,600	2,171	(429)	(16.5%)
Write-offs and accrued expenses	7,434	6,323	(1,111)	(14.9%)
Equity in income of related companies	(2,756)	(661)	2,095	76.0%
Equity in losses of related companies	65	2,058	1,993	-
Amortization of positive goodwill	14,022	13,993	(29)	(0.2%)
Amortization of negative goodwill	(2,499)	(1,128)	1,371	54.9%
Price-level restatement, net	(179)	134	313	N/A
Exchange difference, net	(2,117)	(185)	1,932	91.3%
Other credits to income which do not represent cash flows	(10,039)	(9,893)	146	1.5%
Other charges to income which do not represent cash flows	27,505	38,304	10,799	39.3%
Changes in assets which affect cash flows:	-			N/A
Decrease (increase) in trade receivables	(5,754)	(78,346)	(72,592)	-
Decrease (increase) in inventory	2,188	(10,685)	(12,873)	N/A
Decrease (increase) in other assets	(204,447)	(39,115)	165,332	80.9%
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	50,751	13,231	(37,520)	(73.9%)
Decreased (increase) of payable interest	13,470	(5,055)	(18,525)	N/A
Decreased (increase) in income tax payable	15,926	(40,199)	(56,125)	N/A
Decreased (increase) in other accounts payable associated with non-operating results	20,815	56,051	35,236	169.3%
Decreased (increase) in value added tax and other similar taxes payable, net	(2,763)	8,443	11,206	N/A
Income (loss) attributable to minority interest	51,103	65,754	14,651	28.7%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	221,611	183,449	(38,162)	(17.2%)

Pg. 23

PRESS RELEASE First Quarter 2007– Consolidated Balance Sheet

Cont. Table 9

Million Ch$	1Q 06	1Q 07	Var 06-07	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	N/A
Proceeds from debt issuance	218,900	360,372	141,472	64.6%
Proceeds from bond issuance	51,221	105,906	54,685	106.8%
Proceeds from loans obtained from related companies	-	-	-	N/A
Proceeds from other loans obtained from related companies	-	-	-	N/A
Other sources of financing	5	234	229	-
Capital paid	-	-	-	N/A
Dividends paid	(33,347)	(118,443)	(85,096)	-
Payment of debt	(174,914)	(260,658)	(85,744)	(49.0%)
Payment of bonds	(82,387)	(19,652)	62,735	76.1%
Payments of loans obtained from related companies	(2,048)	-	2,048	N/A
Payments of other loans obtained from related companies	-	-	-	N/A
Payments of shares issuance costs	-	-	-	N/A
Payments of bonds issuance costs	-	-	-	N/A
Other disbursements for financing	(1,616)	(525)	1,091	67.5%

NET CASH FLOW FROM FINANCING ACTIVITIES	(24,186)	67,234	91,420	378.0%

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	134	496	362	-
Sale of investment	-	-	-	N/A
Other loans received from related companies	-	-	-	N/A
Other receipts from investments	725	-	(725)	N/A
Additions to property, plant and equipment	(114,528)	(121,935)	(7,407)	(6.5%)
Long-term investments	(13,018)	(31,975)	(18,957)	(145.6%)
Investment in financing instruments	-	-	-	N/A
Other loans granted to related companies	-	(4,143)	(4,143)	N/A
Other investment disbursements	(725)	(80)	645	89.0%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(127,413)	(157,636)	(30,223)	(23.7%)

NET CASH FLOW FOR THE PERIOD	70,012	93,047	23,035	32.9%

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	14,184	14,297	113	0.8%

NET VARIATION ON CASH AND CASH EQUIVALENT	84,196	107,344	23,148	27.5%

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	368,926	440,971	72,045	19.5%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	453,122	548,314	95,192	21.0%

Pg. 24

PRESS RELEASE First Quarter 2007– Consolidated Balance Sheet

UNDER CHILEAN GAAP, THOUSAND US$

Table 9.1

Thousand US$	1Q 06	1Q 07	Var 06-07	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	268,918	100,408	(168,510)	(62.7%)

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(308)	27	335	N/A
Charges (credits) to income which do not represent cash flows:
Depreciation	188,142	200,478	12,336	6.6%
Amortization of intangibles	4,823	4,026	(797)	(16.5%)
Write-offs and accrued expenses	13,787	11,726	(2,061)	(14.9%)
Equity in income of related companies	(5,111)	(1,226)	3,885	76.0%
Equity in losses of related companies	121	3,816	3,695	-
Amortization of positive goodwill	26,005	25,951	(54)	(0.2%)
Amortization of negative goodwill	(4,634)	(2,092)	2,542	54.9%
Price-level restatement, net	(332)	248	580	N/A
Exchange difference, net	(3,925)	(343)	3,582	91.3%
Other credits to income which do not represent cash flows	(18,618)	(18,346)	272	1.5%
Other charges to income which do not represent cash flows	51,010	71,038	20,028	39.3%
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(10,672)	(145,298)	(134,626)	-
Decrease (increase) in inventory	4,057	(19,817)	(23,874)	N/A
Decrease (increase) in other assets	(379,160)	(72,541)	306,619	80.9%
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	94,121	24,537	(69,584)	(73.9%)
Decreased (increase) of payable interest	24,980	(9,374)	(34,354)	N/A
Decreased (increase) in income tax payable	29,536	(74,552)	(104,088)	N/A
Decreased (increase) in other accounts payable associated with non-operating results	38,603	103,951	65,348	169.3%
Decreased (increase) in value added tax and other similar taxes payable, net	(5,123)	15,658	20,781	N/A
Income (loss) attributable to minority interest	94,773	121,945	27,172	28.7%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	410,992	340,218	(70,774)	(17.2%)

Pg. 25

PRESS RELEASE First Quarter 2007– Consolidated Balance Sheet

Cont. Table 9.1

Thousand US$	1Q 06	1Q 07	Var 06-07	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	N/A
Proceeds from debt issuance	405,964	668,333	262,369	64.6%
Proceeds from bond issuance	94,993	196,409	101,416	106.8%
Proceeds from loans obtained from related companies	-	-	-	N/A
Proceeds from other loans obtained from related companies	-	-	-	N/A
Other sources of financing	9	433	424	-
Capital paid	-	-	-	N/A
Dividends paid	(61,844)	(219,659)	(157,815)	-
Payment of debt	(324,389)	(483,408)	(159,019)	(49.0%)
Payment of bonds	(152,792)	(36,446)	116,346	76.1%
Payments of loans obtained from related companies	(3,798)	-	3,798	N/A
Payments of other loans obtained from related companies	-	-	-	N/A
Payments of shares issuance costs	-	-	-	N/A
Payments of bonds issuance costs	-	-	-	N/A
Other disbursements for financing	(2,997)	(973)	2,024	67.5%

NET CASH FLOW FROM FINANCING ACTIVITIES	(44,855)	124,690	169,545	378.0%

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	249	920	671	-
Sale of investment	-	-	-	N/A
Other loans received from related companies	-	-	-	N/A
Other receipts from investments	1,345	-	(1,345)	N/A
Additions to property, plant and equipment	(212,400)	(226,136)	(13,736)	(6.5%)
Long-term investments	(24,143)	(59,299)	(35,156)	(145.6%)
Investment in financing instruments	-	-	-	N/A
Other loans granted to related companies	-	(7,684)	(7,684)	N/A
Other investment disbursements	(1,345)	(148)	1,197	89.0%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(236,294)	(292,347)	(56,053)	(23.7%)

NET CASH FLOW FOR THE PERIOD	129,842	172,561	42,719	32.9%

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	26,305	26,515	210	0.8%

NET VARIATION ON CASH AND CASH EQUIVALENT	156,147	199,076	42,929	27.5%

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	684,197	817,809	133,612	19.5%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	840,344	1,016,885	176,541	21.0%

Pg. 26

PRESS RELEASE First Quarter 2007– Consolidated Cach Flow Analysis

CONSOLIDATED CASH FLOW ANALYSIS

During the period, the Company generated a positive net cash flow of Ch$93,047 million, comprised by the following activities:

Table 10

Effective Cash Flow (million Ch$)	1Q06	1Q07	Var 06-07	Chg %

Operating	221,611	183,449	(38,162)	(17.2%)
Financing	(24,186)	67,234	91,420	378.0%
Investment	(127,413)	(157,636)	(30,223)	(23.7%)

Net cash flow of the period	70,012	93,047	23,035	(32.9%)

Table 10.1

Effective Cash Flow (thousand US$)	1Q06	1Q07	Var 06-07	Chg %

Operating	410,991	340,218	(70,773)	(17.2%)
Financing	(44,855)	124,690	169,545	378.0%
Investment	(236,297)	(292,347)	(56,050)	(23.7%)

Net cash flow of the period	129,840	172,561	42,721	(32.9%)

Operating activities generated a net positive cash flow of Ch$183,449 million, which represent a decrease of 17.2% . The operating cash flow is comprised mainly of:

•	Net income for the period amounting to Ch$54,141 million, plus:
•
Charges of Ch$159,215 million to the income statement that do not represent cash flow and correspond mainly to the depreciation of the period for Ch$108,100 million, write-offs and provisions for Ch$6,323 million, amortizations of positive goodwill of Ch$13,993 million, amortization of intangibles of Ch$2,171 million, losses in long term investments of Ch$2,058 million net losses in asset sales of Ch$15 million, and other charges that do not represent cash flow for Ch$38,304 million, which includes the Ch$35,984 million negative conversion effect of the application of the Technical Bulletin N°64 over foreign subsidiaries.

	•	Liabilities variation which affect operational flow of Ch$32,471 million.

•	The above was partially compensated by:
	•	Non cash credits for Ch$9,893 million that do not represent cash flows, of which Ch$9,149 million correspond to the positive effect of the conversion of the overseas subsidiaries.
	•	Profit on investment in related companies of Ch$661 million.
	•	Negative goodwill amortization of Ch$1,128 million.
	•	Variation in net assets that affect operating cash flow of Ch$128,147 million.

Pg. 27

PRESS RELEASE First Quarter 2007– Consolidated Cach Flow Analysis

Financing activities resulted in a positive cash flow of Ch$67,234 million mainly due to loans obtained of Ch$360,372 million, bonds issues of Ch$105,906 million and other financing sources of Ch$234 million. The above is partly compensated by loans payment for a value of Ch$260,658 million, dividend payments of Ch$118,443 million, bonds payments of Ch$19,652 million and other disbursements of Ch$525 million.

Investment activities had a net negative cash flow of Ch$157,636 million, which represents an increase of 23.7% or Ch$30,223 million. This disbursements are mainly due to the addition of fixed assets for Ch$121,935 million, long term investments for Ch$31,974, other loans to related companies for Ch$4,143 milion and other disbursements of Ch$80 million, partially compensated by the sale of fixed assets of Ch$496 million.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 11

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Capital Reductions
	1Q06	1Q07	1Q06	1Q07	1Q06	1Q07	1Q06	1Q07	1Q06	1Q07

Argentina	1,543	381	-	-	81	42	-	-	-	-
Peru	-	-	-	1,578	-	-	-	-	-	-
Brazil	-	-	-	-	-	-	-	-	-	-
Colombia	16,562	-	-	25,237	-	-	30,377	-	-	-

Total	18,105	381	-	26,815	81	42	30,377	-	-	-

Millions Ch$	Total Cash Received
	1Q06	1Q07

Argentina	1,624	423
Peru	-	1,578
Brazil	-	-
Colombia	46,939	25,237

Total	48,563	27,238

Table 11.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Capital Reductions
	1Q06	1Q07	1Q06	1Q07	1Q06	1Q07	1Q06	1Q07	1Q06	1Q07

Argentina	2,862	707	-	-	150	77	-	-	-
Peru	-	-	-	2,927	-	-	-	-	-	-
Brazil	-	-	-	-	-	-	-	-	-	-
Colombia	30,715	-	-	46,804	-	-	56,336	-	-	-

Total	33,577	707	-	49,731	150	77	56,336	-	-	-

Thousand US$	Total Cash Received
	1Q06	1Q07

Argentina	3,012	784
Peru	-	2,927
Brazil	-	-
Colombia	87,051	46,804

Total	90,062	50,515

Source: Internal Financial Report

Pg. 28

PRESS RELEASE First Quarter 2007– Consolidated Cach Flow Analysis

PAYMENTS FOR ADDITIONS OF FIXED ASSETS AND DEPRECIATION

Table 12

	Payments for Additions of		Depreciation
	Fixed assets

Million Ch$	1Q06	1Q07	1Q06	1Q07

Endesa	45,441	54,687	42,254	47,976
Cachoeira (*)	63	436	3,860	3,416
Fortaleza (**)	65	71	1,257	1,279
Cien (**)	93	21	2,987	3,334
Chilectra S.A.	11,580	10,228	4,391	4,672
Edesur S.A.	7,385	8,210	11,109	10,271
Edelnor S.A.	3,537	4,887	4,268	4,394
Ampla	25,951	14,865	10,511	10,242
Coelce	14,753	20,516	9,138	10,155
Codensa S.A.	4,074	5,988	10,535	10,894
Cam Ltda.	206	851	287	386
Inmobiliaria Manso de Velasco Ltda.	280	314	86	77
Synapsis Soluciones y Servicios Ltda.	1,066	789	450	669
Holding Enersis	33	72	314	335

Total	114,528	121,935	101,448	108,100

Table 12.1

	Payments for Additions of		Depreciation
	Fixed assets

Thousand US$	1Q06	1Q07	1Q06	1Q07

Endesa	84,274	101,421	78,363	88,975
Cahoeira (*)	116	808	7,158	6,335
Fortaleza (**)	121	132	2,331	2,373
Cien (**)	173	39	5,539	6,184
Chilectra S.A.	21,476	18,969	8,143	8,665
Edesur S.A.	13,695	15,226	20,602	19,048
Edelnor S.A.	6,560	9,063	7,915	8,149
Ampla	48,128	27,568	19,493	18,994
Coelce	27,360	38,048	16,946	18,833
Codensa S.A.	7,555	11,105	19,538	20,204
Cam Ltda.	382	1,579	532	716
Inmobiliaria Manso de Velasco Ltda.	518	583	159	143
Synapsis Soluciones y Servicios Ltda.	1,978	1,464	835	1,241
Holding Enersis	61	134	582	621

Total	212,398	226,139	188,138	200,479

(*)	Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**)	Since October 1th, 2005 is consolidated by Enersis through Endesa Brasil.

Pg. 29

PRESS RELEASE First Quarter 2007–Risks Hedging

ANALYSIS OF THE EXCHANGE RISK AND THE INTEREST RATE

The company has a high percentage of its loans in US Dollars considering that an important part of its sales, in the different markets where it operates, are mainly indexed to that currency. However, the Brazilian, Argentine and Colombian markets are indexed to the US Dollar to a lower extent and, therefore, subsidiaries in those markets have most of their liabilities in local currency. In the case of Argentina, the company has chosen to replace US$ denominated debt with local currency debt, when market financial conditions best allow it.

In a scenario of a high exchange rate risk, the company has continued with its policy of partly covering its liabilities in dollars in order to mitigate the effects of the fluctuations in the exchange rate upon results. Considering the important reduction in the accounting mismatch in recent years, the company has modified its policy on Dollar-Peso hedging in order to establish a policy of covering cash flows, together with a maximum permissible accounting mismatch, on which hedging operations will be performed.

As of March 31, 2007, the company has hedged in Chile, by means of US$/UF Swap operations, an amount of US$600 million on a consolidated basis and holds US$125 million in forward contracts, allowing an adequate managing of the hedging policy. In addition, the company holds US$1 million in US$/Ch$ forward contracts. At the same date one year ago, the company had already contracted US$700 million of the total Swap US$/UF as part of the establishment of the new hedging policy whereby US$100 million expired during the year 2006.There were not held forward contracts.

Regarding to interest rate risk, the company has, on a consolidated basis, a proportion of its indebtedness at a fixed rate/variable rate ratio of approximately 69.2% / 30.8% fixed / variable as of March 31, 2007. The percentage of its indebtedness at a fixed rate has decreased compared with the 79.1% / 20.9% ratio as of the same date in the previous year. This is mainly due to the fact that some subsidiaries refinanced its maturities from fix to variable rate. Nevertheless, the risk levels had maintained in the range of the coverage policies establish by the Group.

Pg. 30

PRESS RELEASE First Quarter 2007– Breakdown by country

ARGENTINA

GENERATION

In generation business, our subsidiary Costanera recorded an increase in Operating Income of Ch$3,316 million, reaching Ch$3,922 million, mainly due to an increase in physical sales of 11.6%, resulting in total physical sales of 2,450 GWh, and also due to better average margin for the period. Production increased by 11.4% reaching 2,445 GWh as of March 31, 2007.

On the other hand, in our subsidiary Chocón Operating Income was Ch$4,804 million during first quarter 2007, a decrease of Ch$1,475 million, as a result of lower physical sales by 28.1%, caused by caudal management measures of the Argentine Energy Secretary, and a lower hydrology.

COSTANERA

Operating Income

Table 13

	Million US$		Million Ch$

	1Q 06	1Q 07	1Q 06	1Q 07	Chg %

Operating Revenues	53	75	28,837	40,550	40.6%
Operating Costs	(51)	(67)	(27,740)	(36,055)	(30.0%)
Operating Margin	2	8	1,097	4,495	-
Selling and Administrative Expenses	(1)	(1)	(491)	(573)	(16.7%)

Operating Income	1	7	606	3,922	-

*	Please take note that these figures could differ from those accounted under Argentine GAAP.

Additional Information

Table 14

Costanera	1Q06	1Q07	Var 06-07	Chg %

GWh Produced	2,195	2,445	250	11.4%
GWh Sold	2,195	2,450	254	11.6%
Market Share	9.0%	9.6%	-	6.8%

Costanera Financial Debt Maturity (with third party)
US$ 220 million

Pg. 31

PRESS RELEASE First Quarter 2007– Breakdown by country

CHOCÓN

Operating Income

Table 15

	Million US$		Million Ch$

	1Q 06	1Q 07	1Q 06	1Q 07	Chg %

Operating Revenues	25	24	13,600	12,679	(6.8%)
Operating Costs	(13)	(14)	(7,127)	(7,647)	(7.3%)
Operating Margin	12	9	6,473	5,032	(22.3%)
Selling and Administrative Expenses	(0)	(0)	(193)	(228)	(17.9%)

Operating Income	12	9	6,279	4,804	(23.5%)

*	Please take note that these figures could differ from those accounted under Argentine GAAP.

Additional Information

Table 16

Chocón	1Q06	1Q07	Var 06-07	Chg %

GWh Produced	1,110	735	-374	(33.7%)
GWh Sold	1,137	817	-320	(28.1%)
Market Share	4.6%	3.2%	-	(31.2%)

Chocón Financial Debt Maturity (with third party)
US$ 100 million

DISTRIBUTION

Edesur reported a 25.5% decrease in Operating Income, from Ch$7,348 million to Ch$5,475 million basically explained by an increase in fines resulting from quality service fixed in the Agreement Act, and also due to public thoroughfare security. The aforementioned effect was partially offset by an 8.8% increase in physical sales.

Energy losses decreased 0.1 percent point, reaching 9.1% for the period, and the clients’ base grew by 32 thousand, totalizing 2.2 million clients.

It is important to mention that the as of December 28, 2006, through Decree N°1,959, the Argentine Government ratified the Agreement Act published in January 8, 2007 on the Official Bulletin of the Argentine Republic.

Pg. 32

PRESS RELEASE First Quarter 2007– Breakdown by country

On February 5, 2007, the National Electricity Regulatory Entity (ENRE) published in the Official Bulletin its Resolution ENRE No.50/2007 approving the values of EDESUR’s Tariff Table effective as of February 1, 2007, which corresponds to consumption accrued during the period between November 1st, 2005 and January 31st, 2007, the ENRE has established that the total amount will be invoiced in 55 equal and consecutive installments.

EDESUR

Operating Income

Table 17

	Million US$		Million Ch$

	1Q 06	1Q 07	1Q 06	1Q 07	Chg %

Revenues from Sales	116	136	62,390	73,106	17.2%
Other Operating Revenues	10	10	5,559	5,304	(4.6%)
Operating Revenues	126	145	67,949	78,410	15.4%
Energy Purchases	(66)	(74)	(35,390)	(40,117)	(13.4%)
Other Operating Cost	(32)	(43)	(17,278)	(23,258)	(34.6%)
Operating Costs	(98)	(118)	(52,668)	(63,375)	(20.3%)
Selling and Administrative Expenses	(15)	(18)	(7,933)	(9,560)	(20.5%)

Operating Income	14	10	7,348	5,475	(25.5%)

*	Please take note that these figures could differ from those accounted under Argentine GAAP.

Additional Information

Table 18

Edesur	1Q06	1Q07	Var 06-07	Chg %

Customers (Th)	2,170	2,202	32	1.4%
GWh Sold	3,664	3,985	321	8.8%
Clients/Employee	925	904	(21)	(2.3%)
Energy Losses % (12M)	9.2%	9.1%	-	(1.5%)

Edesur Financial Debt Maturity (with third party)
US$ 141million

Pg. 33

PRESS RELEASE First Quarter 2007– Breakdown by country

BRAZIL

ENDESA BRASIL

Table 19

	Million US$		Million Ch$		Chg %

	1Q 06	1Q 07	1Q 06	1Q 07

Revenues from Sales	540	514	291,142	277,130	(4.8%)
Other Operating Revenues	16	14	8,547	7,812	(8.6%)
Operating Revenues	556	528	299,690	284,942	(4.9%)
Energy Purchases	(254)	(215)	(136,722)	(116,159)	15.0%
Other Operating Cost	(126)	(93)	(67,915)	(50,062)	26.3%
Operating Costs	(380)	(308)	(204,637)	(166,221)	18.8%
Selling and Administrative Expenses	(35)	(34)	(19,072)	(18,212)	4.5%

Operating Income	141	186	75,981	100,510	32.3%

*	Please take note that these figures could differ from those accounted under Brazilian GAAP.

GENERATION

In the generation business, operating income of Cachoeira rose by 51.9%, improving from Ch$6,995 million to Ch$10,626 million, mainly due an increase in physical sales by 11.4% reaching 1,057 GWh, and also due to better average margin.

Fortaleza slightly improved its Operating Income by 2.0% reaching Ch$10,857, due to the local currency appreciation, and Chilean peso devaluation against US$.

CIEN registered a negative Operating Income of Ch$2,305 million, which represents a decrease compared to the positive result Ch$2,660 million as of 1Q06, mainly due to lower average sales margin and physical sales volumes, which is the result of the lack of supply from Argentina.

It is important to mention that CIEN is redesigning its business in order to reduce its dependency of energy supply in both countries. In that sense, the company is renegotiating its supply contracts, as well as searching for an adequate payment for its international transmission services.

CACHOEIRA

Operating Income

Table 20

	Million US$		Million Ch$

	1Q 06	1Q 07	1Q 06	1Q 07	Chg %

Operating Revenues	29	35	15,410	19,072	23.8%
Operating Costs	(14)	(14)	(7,541)	(7,695)	(2.0%)
Operating Margin	15	21	7,870	11,377	44.6%
Selling and Administrative Expenses	(2)	(1)	(874)	(751)	14.2%

Operating Income	13	20	6,995	10,626	51.9%

*	Please take note that these figures could differ from those accounted under Brazilian GAAP.

Pg. 34

PRESS RELEASE First Quarter 2007– Breakdown by country

Additional Information

Table 21

Cachoeira	1Q06	1Q07	Var 06-07	Chg %

GWh Produced	3,559	4,241	682	19.2%
GWh Sold	949	1,057	108	11.4%
Market Share	1.1%	1.2%	-	9.1%

Cachoeira Financial Debt Maturity (with third party) US$ 6 million

FORTALEZA

Operating Income

Table 22

	Million US$		Million Ch$

	1Q 06	1Q 07	1Q 06	1Q 07	Chg %

Operating Revenues	53	46	28,339	25,012	(11.7%)
Operating Costs	(32)	(25)	(17,239)	(13,612)	-21.0%
Operating Margin	21	21	11,101	11,400	2.7%
Selling and Administrative Expenses	(0)	(1)	(243)	(324)	33.0%

Operating Income	20	21	10,857	11,076	2.0%

Additional Information

Table 23

Fortaleza	1Q06	1Q07	Var 06-07	Chg %

GWh Produced	131	1	-130	(99.4%)
GWh Sold	666	664	-3	(0.4%)
Market Share	0.7%	0.7%	-	-

Pg. 35

PRESS RELEASE First Quarter 2007– Breakdown by country

Fortaleza Financial Debt Maturity (with third party)
US$ 122 million

TRANSMISSION

CIEN

Operating Income

Table 24

	Million US$		Million Ch$

	1Q 06	1Q 07	1Q 06	1Q 07	Chg %

Operating Revenues	82	49	44,320	26,208	(40.9%)
Operating Costs	(75)	(50)	(40,629)	(27,154)	-33.2%
Operating Margin	6	(2)	3,015	(946)	N/A
Selling and Administrative Expenses	(2)	(3)	(1,031)	(1,359)	31.8%

Operating Income	5	(4)	2,660	(2,305)	N/A

Additional Information

Table 25

CIEN	1Q06	1Q07	Var 06-07	Chg %

GWh Produced	0	0	-	-
GWh Sold	1,564	1,154	-410	(26.2%)
Market Share	1.7%	1.3%	-	-

Cien Financial Debt Maturity (with third party)
US$ 319 million

Pg. 36

PRESS RELEASE First Quarter 2007– Breakdown by country

DISTRIBUTION

In the distribution business, our subsidiary Ampla presents as of March 2007 an improvement of 34.1% in Operating Income, which grew from Ch$11,997 million to Ch$47,185 million, due to higher demand, which boosted physical sales 3.6% reaching 2,367 GWh, better margin and lower energy losses of 0.5 percent points. The clients’ base grew in 98 thousand clients reaching 2.34 million.

Coelce presents an improvement of Ch$13,729 million in Operating Income, reaching Ch$35,068 million, as consequence of higher physical sales, which increased in 3.7% reaching 1,717 GWh, and also due to better margins. Energy losses decreased by 0.5 percent points from 13.0% to 12.5% as of March, 2007. The clients’ base grew by 115 thousand clients achieving a 4.7% increase.

AMPLA

Operating Income

Table 26

	Million US$		Million Ch$

	1Q 06	1Q 07	1Q 06	1Q 07	Chg %

Revenues from Sales	271	274	146,203	147,850	1.1%
Other Operating Revenues	4	5	2,215	2,938	32.7%
Operating Revenues	275	280	148,418	150,788	1.6%
Energy Purchases	(116)	(134)	(62,785)	(72,216)	(15.0%)
Other Operating Cost	(85)	(48)	(45,929)	(25,652)	44.1%
Operating Costs	(202)	(182)	(108,713)	(97,868)	10.0%
Selling and Administrative Expenses	(8)	(11)	(4,517)	(5,735)	(27.0%)

Operating Income	65	88	35,188	47,185	34.1%

*	Please take note that these figures could differ from those accounted under Brazilian GAAP.

Additional Information

Table 27

Ampla	1Q06	1Q07	Var 06-07	Chg %

Customers (Th)	2,244	2,342	98	4.4%
GWh Sold	2,284	2,367	83	3.6%
Clients/Employee	1,637	1,682	45	2.7%
Energy Losses % (12M)	23.3%	22.8%	-	(2.0%)

Ampla Financial Debt Maturity (with third party)
US$ 700 million

Pg. 37

PRESS RELEASE First Quarter 2007– Breakdown by country

COELCE

Operating Income

Table 28

	Million US$		Million Ch$

	1Q 06	1Q 07	1Q 06	1Q 07	Chg %

Revenues from Sales	186	205	100,117	110,318	10.2%
Other Operating Revenues	8	5	4,429	2,959	(33.2%)
Operating Revenues	194	210	104,546	113,278	8.4%
Energy Purchases	(85)	(88)	(45,610)	(47,335)	(3.8%)
Other Operating Cost	(49)	(39)	(26,241)	(21,248)	19.0%
Operating Costs	(133)	(127)	(71,851)	(68,583)	4.5%
Selling and Administrative Expenses	(21)	(18)	(11,356)	(9,627)	15.2%

Operating Income	40	65	21,339	35,068	64.3%

*	Please take note that these figures could differ from those accounted under Brazilian GAAP.

Additional Information

Table 29

Coelce	1Q06	1Q07	Var 06-07	Chg %

Customers (Th)	2,456	2,571	115	4.7%
GWh Sold	1,656	1,717	61	3.7%
Clients/Employee	1,861	2,034	173	9.3%
Energy Losses % (12M)	13.0%	12.5%	-	(3.5%)

Coelce Financial Debt Maturity (with third party)
US$ 268 million

Pg. 38

PRESS RELEASE First Quarter 2007– Breakdown by country

CHILE

GENERATION

Operating Income for the Chilean operations in 1Q07 were Ch$101,372, increasing 53.4% compared to . the same 2006 period. This positive variation is the result of a 11.9% increase in physical sales, an average node price over US$65 per MWh and higher energy’ spot prices. These higher spot prices are the result of the increase in electricity demand and thermo generation with diesel oil, due to the lack of supply of natural gas from Argentina.

The good reservoir level has allowed Endesa Chile to increase its hydro generation; nevertheless, Operating Cost grew 33.9% mainly due to an increase of Ch$21.911 millions in fuel and lubricant costs resulting from higher thermo generation.

It is worth mentioning that the commercial policy of Endesa has allowed it to become a net seller in the spot market, making possible to take advantage of the margins derived from selling at high prices electricity generated with hydro plants.

ENDESA CHILE

Consolidated Income Statement

Table 30

	Million US$		Million Ch$

	1Q06	1Q07	1Q06	1Q07	Chg %

Operating Revenues	552	731	297,603	394,424	32.5%
Operating Costs	(310)	(396)	(166,958)	(213,751)	(28.0%)
Selling and Administrative Expenses	(15)	(19)	(8,287)	(10,092)	(21.8%)

Operating Income	227	316	122,358	170,581	39.4%

Interest Income	5	8	2,922	4,284	46.6%
Interest Expenses	(83)	(84)	(44,816)	(45,042)	(0.5%)
Net Financial Income (Expenses)	(78)	(76)	(41,894)	(40,758)	2.7%
Equity Gains from Related Company	16	14	8,786	7,508	(14.5%)
Equity Losses from Related Company	(0)	(4)	(8)	(2,026)	-
Net Income from Related Companies	16	10	8,777	5,482	(37.5%)
Other Non Operating Income	19	15	10,069	8,071	(19.8%)
Other Non Operating Expenses	(45)	(74)	(24,191)	(39,699)	(64.1%)
Net other Non Operating Income (Expenses)	(26)	(59)	(14,122)	(31,628)	(124.0%)
Price Level Restatement	(1)	0	(484)	16	N/A
Foreign Exchange Effect	(3)	(1)	(1,744)	(586)	66.4%
Net of Monetary Exposure	(4)	(1)	(2,228)	(570)	74.4%
Positive Goodwill Amortization	(0)	(0)	(239)	(222)	7.1%

Non Operating Income	(92)	(126)	(49,705)	(67,695)	(36.2%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	135	191	72,653	102,886	41.6%
Extraordinary Items	-	-	-	-	-
Income Tax	(47)	(74)	(25,246)	(39,923)	(58.1%)
Minority Interest	(29)	(27)	(15,467)	(14,376)	7.1%
Negative Goodwill Amortization	5	2	2,489	1,118	(55.1%)

NET INCOME	64	92	34,429	49,704	44.4%

Pg. 39

PRESS RELEASE First Quarter 2007– Breakdown by country

Additional Information

Table 31

Chilean Companies	1Q06	1Q07	Var 06-07	Chg %

GWh Produced	4,369	5,191	821	18.8%
GWh Sold	4,671	5,226	556	11.9%
Market Share	37.9%	40.0%	-	5.6%

Endesa-Chile Parent Company Financial Debt Maturity (with third party)
US$ 2,471 million

DISTRIBUTION

Operating Income for the Chilean operations increased by 14.3% or Ch$3,908 million, reaching Ch$31,234 million, mainly due to higher physical sales of 5.1%, which reach 3,157 GWh, reflecting favorable economic conditions of the country. Also, the increase in Operating Margin is the result of higher sales margin.

Our clients’ base rose by 34 thousand, reaching 1,44 million customers.

Pg. 40

PRESS RELEASE First Quarter 2007– Breakdown by country

CHILECTRA

     Income Statement

Table 32

	Million US$		Million Ch$

	1Q 06	1Q 07	1Q 06	1Q 07	Chg %

Revenues from Sales	271	309	145,934	166,852	14.3%
Other Operating Revenues	19	25	10,460	13,490	29.0%
Operating Revenues	290	334	156,394	180,342	15.3%
Energy Purchases	(192)	(228)	(103,433)	(122,891)	(18.8%)
Other Operating Cost	(26)	(29)	(13,950)	(15,790)	(13.2%)
Operating Costs	(218)	(257)	(117,383)	(138,681)	(18.1%)
Selling and Administrative Expenses	(22)	(19)	(11,685)	(10,427)	10.8%

Operating Income	51	58	27,326	31,234	14.3%

Interest Income	3	3	1,410	1,709	21.2%
Interest Expenses	(12)	(12)	(6,397)	(6,634)	(3.7%)
Net Financial Income (Expenses)	(9)	(9)	(4,986)	(4,925)	1.2%
Equity Gains from Related Company	12	21	6,346	11,083	74.6%
Equity Losses from Related Company	(1)	-	(511)	-	N/A
Net Income from Related Companies	11	21	5,836	11,083	89.9%
Other Non Operating Income	3	4	1,780	2,083	17.0%
Other Non Operating Expenses	(0)	(0)	(217)	(222)	(2.5%)
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	3	3	1,563	1,861	19.0%
Price Level Restatement	(2)	(2)	(1,284)	(923)	28.1%
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	(2)	(2)	(1,284)	(923)	28.1%
Positive Goodwill Amortization	(0)	(0)	(150)	(150)	0.2%

Non Operating Income	2	13	978	6,946	-

Net Income b. Taxes, Min Int and Neg Goodwill Am	52	71	28,304	38,180	34.9%
Extraordinary Items	-	-	-	-
Income Tax	195	(12)	105,254	(6,465)	(106.1%)
Minority Interest	1	(0)	407	(129)	(131.6%)
Negative Goodwill Amortization	-	-	-	-

NET INCOME	248	59	133,965	31,587	-76%

     Additional Information

Table 33

Chilectra	1Q06	1Q07	Var 06-07	Chg %

Customers (Th)	1,411	1,445	34	2.4%
GWh Sold	3,005	3,157	152	5.1%
Clients/Employee	1,957	2,032	75	3.8%
Energy Losses % (12M)	4.7%	5.1%	-	9.0%

Pg. 41

PRESS RELEASE First Quarter 2007– Breakdown by country

COLOMBIA

GENERATION

Our subsidiary Emgesa presented an increase of Ch$9,087 million in Operating Income, which reach Ch$36,899 million as of March 2007. This improve is mainly the result of higher average sales margin, higher capacity charge and higher physical sales of 3.8%, effects that more than offset the 5 GWh of lower generation.

Our subsidiary Betania reported a decrease in Operating Income of Ch$3,022 million compared to the same period in 2006, reaching Ch$1,027 million. This decrease is mainly the result of a reduction in physical sales by 230 GWh, and also lower average margin.

EMGESA

Operating Income

Table 36

	Million US$		Million Ch$

	1Q 06	1Q 07	1Q 06	1Q 07	Chg %

Operating Revenues	112	135	60,564	72,930	20.4%
Operating Costs	(59)	(65)	(31,835)	(34,948)	(9.8%)
Operating Margin	53	70	28,730	37,982	32.2%
Selling and Administrative Expenses	(2)	(2)	(918)	(1,083)	(18.0%)

Operating Income	52	68	27,812	36,899	32.7%

     * Please take note that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 37

Emgesa	1Q06	1Q07	Var 06-07	Chg %

GWh Produced	2,465	2,460	-5	(0.2%)
GWh Sold	2,959	3,071	113	3.8%
Market Share	17.5%	17.8%	-	1.7%

Emgesa Financial Debt Maturity (with third party)
US$ 339 million

Pg. 42

PRESS RELEASE First Quarter 2007– Breakdown by country

BETANIA

     Operating Income

Table 34

	Million US$		Million Ch$

	1Q 06	1Q 07	1Q 06	1Q 07	Chg %

Operating Revenues	14	12	7,326	6,561	(10.4%)
Operating Costs	(6)	(10)	(3,173)	(5,317)	(67.6%)
Operating Margin	8	2	4,153	1,243	(70.1%)
Selling and Administrative Expenses	(0)	(0)	(104)	(217)	(107.8%)

Operating Income	8	2	4,049	1,027	(74.6%)

     * Please take note that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 35

Betania	1Q06	1Q07	Var 06-07	Chg %

GWh Produced	511	285	-226	(44.1%)
GWh Sold	607	376	-230	(38.1%)
Market Share	3.6%	2.2%	-	(39.3%)

Betania Financial Debt Maturity (with third party)
US$ 349 million

Pg. 43

PRESS RELEASE First Quarter 2007– Breakdown by country

DISTRIBUTION

In the distribution business, our subsidiary Codensa registered a 8.8% increase in Operating Income, reaching Ch$34,495 million, mainly due a higher demand, which resulted in a increase in physical sales of 8.1%, lower energy losses (9.2% versus 9.4% on 2006’s same period), which were partially offset by a decrease in purchases and sales margins.

Codensa increased its client’s base by 66 thousand new customers during the period.

CODENSA

     Operating Income

Table 38

	Million US$		Million Ch$

	1Q 06	1Q 07	1Q 06	1Q 07	Chg %

Revenues from Sales	156	169	84,141	91,292	8.5%
Other Operating Revenues	50	62	26,919	33,610	24.9%
Operating Revenues	206	232	111,060	124,902	12.5%
Energy Purchases	(92)	(107)	(49,428)	(57,505)	(16.3%)
Other Operating Cost	(49)	(54)	(26,510)	(29,157)	(10.0%)
Operating Costs	(141)	(161)	(75,937)	(86,662)	(14.1%)
Selling and Administrative Expenses	(6)	(7)	(3,426)	(3,745)	(9.3%)

Operating Income	59	64	31,697	34,495	8.8%

     * Please take note that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 39

Codensa	1Q06	1Q07	Var 06-07	Chg %

Customers (Th)	2,091	2,157	67	3.2%
GWh Sold	2,545	2,750	205	8.0%
Clients/Employee	2,265	2,302	37	1.6%
Energy Losses % (12M)	9.4%	9.2%	-	(2.1%)

Codensa Financial Debt Maturity (with third party)
US$ 504 million

Pg. 44

PRESS RELEASE First Quarter 2007– Breakdown by country

PERU

GENERATION

On our subsidiary Edegel, Operating Income were Ch$20,994 million, an increase of 29% compared to Ch$16,268 million as of March 2006. This increase is mainly the result of higher physical production and sales, which increased by 52.5% . The higher sales level are the result of the greater demand and higher generation due to the merger between Edegel and Etevensa, which was completed on June 1, 2006, and made possible supplying this higher demand with own generation.

EDEGEL

     Operating Income

Table 40

	Million US$		Million Ch$

	1Q 06	1Q 07	1Q 06	1Q 07	Chg %

Operating Revenues	62	83	33,216	44,613	34.3%
Operating Costs	(27)	(38)	(14,602)	(20,721)	(42.0%)
Operating Margin	35	44	18,614	23,892	28.4%
Selling and Administrative Expenses	(4)	(5)	(2,346)	(2,899)	(23.5%)

Operating Income	30	39	16,268	20,994	29.0%

       * Please take note that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 41

Edegel	1Q06	1Q07	Var 06-07	Chg %

GWh Produced	1,317	2,002	685	52.0%
GWh Sold	1,279	1,951	672	52.5%
Market Share	25.0%	32.9%	-	31.7%

Edegel Financial Debt Maturity (with third party)
US$ 469 million

Pg. 45

PRESS RELEASE First Quarter 2007– Breakdown by country

DISTRIBUTION

Edelnor increases its operating income by Ch$2,825 million, reaching Ch$11,698 million. This increase is the result of higher demand and an improve in unitary margins, as a consequence of the decrease in the cost of energy purchased. The higher demand makes possible to increase Edelnor’s physical sales in 6.9%, reaching 1,292 GWh as of March, 2007. The number of clients grew by 30 thousand, reaching 961 thousand customers.

EDELNOR

     Operating Income

Table 42

	Million US$		Million Ch$

	1Q 06	1Q 07	1Q 06	1Q 07	Chg %

Revenues from Sales	98	99	52,835	53,356	1.0%
Other Operating Revenues	3	5	1,755	2,827	61.0%
Operating Revenues	101	104	54,590	56,183	2.9%
Energy Purchases	(64)	(60)	(34,571)	(32,290)	6.6%
Other Operating Cost	(12)	(14)	(6,301)	(7,289)	(15.7%)
Operating Costs	(76)	(73)	(40,872)	(39,579)	3.2%
Selling and Administrative Expenses	(9)	(9)	(4,845)	(4,906)	(1.3%)

Operating Income	16	22	8,873	11,698	31.8%

     * Please take note that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 43

Edelnor	1Q06	1Q07	Var 06-07	Chg %

Customers (Th)	931	961	30	3.3%
GWh Sold	1,209	1,292	82	6.9%
Clients/Employee	1,737	1,773	37	2.1%
Energy Losses % (12M)	8.3%	8.4%	-	1.2%

Edelnor Financial Debt Maturity (with third party)
US$ 186 million

Pg. 46

PRESS RELEASE First Quarter 2007– Breakdown by country

PARTIALLY CONSOLIDATED INCOME STATEMENT
(Parent Company First Quarter 2007 Earnings Report)

UNDER CHILEAN GAAP, MILLION CH$

Table 44

(in million Ch$ of 1Q07)	1Q06	1Q07	Var %

Gross Operating Margin	857	839	(2.0%)
S&A Expenses	(3,818)	(4,036)	5.7%

Operating Income	(2,961)	(3,197)	8.0%

Endesa	20,651	29,813	44.4%
Chilectra	17,853	20,312	13.8%
Edesur	(251)	9,412	N/A
Edelnor	376	2,490	-
Ampla	3,604	2,681	(25.6%)
Coelce	-	-	N/A
Codensa	3,812	2,607	(31.6%)
CAM LTDA	1,315	316	(75.9%)
Inm Manso de Velasco	40	581	-
Synapsis	1,129	214	(81.0%)
Endesa Brasil	4,603	5,187	12.7%
CGTF	-	-	N/A
Other	109,956	-	N/A

Net Income from Related Companies	163,088	73,613	(54.9%)

Interest Income	11,301	10,358	(8.3%)
Interest Expense	(15,310)	(13,691)	(10.6%)
Net Financial Income (Expenses)	(4,009)	(3,334)	(16.9%)
Other Non Operating Income	1,588	1,767	11.3%
Other Non Operating Expenses	(1,500)	(295)	(80.3%)
Net other Non Operating Income (Expenses)	88	1,472	-
Price Level Restatement	352	(174)	N/A
Foreign Exchange Effect	5,222	1,364	(73.9%)
Net Monetary Exposure	5,575	1,189	(78.7%)
Positive Goodwill Amortization	(13,632)	(13,620)	(0.1%)

Non Operating Income	151,109	59,321	(60.7%)

Net Income before (1), (2) & (3)	148,148	56,124	(62.1%)
Income Tax (1)	(3,155)	(1,994)	(36.8%)
Negative Goodwill Amortization (2)	10	10	(0.2%)
Minority Interest (3)	-	-	N/A

NET INCOME	145,003	54,141	(62.7%)

EPS (Ch$)	4.44	1.66	(62.7%)
EPADS (US$)	0.41	0.15	(62.7%)
Common Shares Outstanding (Th)	32,651,166	32,651,166	0.0%

Pg. 47

PRESS RELEASE First Quarter 2007– Breakdown by country

UNDER CHILEAN GAAP, THOUSAND US$

Table 44.1

(in thousand US$ of 1Q07)	1Q06	1Q07	Var %

Gross Operating Margin	1,589	1,557	(2.0%)
S&A Expenses	(7,080)	(7,485)	5.7%

Operating Income	(5,491)	(5,928)	8.0%

Endesa	38,298	55,290	44.4%
Chilectra	33,109	37,670	13.8%
Edesur	(465)	17,456	N/A
Edelnor	698	4,617	-
Ampla	6,685	4,972	(25.6%)
Coelce	-	-	N/A
Codensa	7,070	4,834	(31.6%)
CAM LTDA	2,438	587	(75.9%)
Inm Manso de Velasco	74	1,077	-
Synapsis	2,094	397	(81.0%)
Endesa Brasil	8,536	9,619	12.7%
CGTF	-	-	N/A
Others	203,920	-	N/A

Net Income from Related Companies	302,457	136,520	(54.9%)

Interest Income	20,958	19,209	(8.3%)
Interest Expense	(28,394)	(25,392)	(10.6%)
Net Financial Income (Expenses)	(7,436)	(6,182)	(16.9%)
Other Non Operating Income	2,945	3,277	11.3%
Other Non Operating Expenses	(2,782)	(547)	(80.3%)
Net other Non Operating Income (Expenses)	163	2,730	-
Price Level Restatement	653	(323)	N/A
Foreign Exchange Effect	9,685	2,529	(73.9%)
Net Monetary Exposure	10,338	2,206	(78.7%)
Positive Goodwill Amortization	(25,281)	(25,259)	(0.1%)

Non Operating Income	280,241	110,015	(60.7%)

Net Income before (1), (2) & (3)	274,750	104,086	(62.1%)
Income Tax (1)	(5,851)	(3,697)	(36.8%)
Negative Goodwill Amortization (2)	19	19	(0.2%)
Minority Interest (3)	-	-	N/A

NET INCOME	268,918	100,408	(62.7%)

EPS (Ch$)	4.44	1.66	-62.7%
EPADS (US$)	0.41	0.15	-62.7%
Common Shares Outstanding (Th)	32,651,166	32,651,166	0.0%

Pg. 48

PRESS RELEASE First Quarter 2007– Breakdown by country

OWNERSHIP OF THE COMPANY AS OF MARCH 31, 2007

TOTAL SHAREHOLDERS: 8,698

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Thursday, April 26th, 2007, at 12:00 PM EST (Eastern Standard Time) (12:00 noon Chilean time). To participate, please dial +1 (617) 614-3474 or +1 (800) 706-7749 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 37135427.

The phone replay will be available between April 26th, 2007, and May 3rd, 2007, dialing 1+ (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Passcode ID: 40098723.

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations, the conference will be complemented by a Power Point “slides presentation”.

Pg. 49

PRESS RELEASE First Quarter 2007– Contact Information

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Denisse Labarca	Ignacio González	Carmen Poblete
Investor Relations Representative	Investor Relations Representative	Investor Relations Representative
dla@e.enersis.cl	ijgr@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4492	56 (2) 353 4552	56 (2) 353 4447

María Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: April 27, 2007